Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road

Jinshan District, Shanghai, 200540

People’s Republic of China

Via EDGAR

July 30, 2014

Mr. John Cash, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sinopec Shanghai Petrochemical Company Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2013 filed on April 30, 2014
File No. 1-12158

Dear Mr. Cash:

We are providing to you this letter in response to the comment letter, dated July 2, 2014, from the Staff of the Commission in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed on April 30, 2014 (the “2013 20-F”). For your convenience, we have set forth each of your comments below in italics followed by the Company’s response to each comment.

Item 5. Operating and Financial Review and Prospects, page 35

A. Results of Operations, page 40

1. In future filings, please enhance your disclosure to discuss the business reasons for the changes between periods in profit/(loss) from operations of each of your segments. In doing so, please disclose the amount of each significant change between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in profit/(loss) from operations of each segment, as applicable. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

We acknowledge the Staff’s comment. We propose to update our disclosure in the 2013 20-F as follows (substantive changes are underlined).

“A. Results of Operations

In 2013, we witnessed the sluggish recovery of the global economy, the gradual economic growth in the developed countries, and a slow but steady recovery of the American economy. However, due to insufficient overall demand, the developed countries’ demand for imports from developing countries declined significantly. Emerging economies and developing countries struggled to cope with the decrease in capital inflows as well as significant fluctuations in the financial markets which resulted in their economies growing at a much slower pace than they had in previous years. Amid such substantial adjustments and changes, the global economy lacked momentum for growth. The complex and ever-changing global economic environment put further downward pressure on the PRC economy. The PRC government adhered to its strategy of seeking economic development while maintaining stability and managing stable growth, adjusting the country’s industrial structure and promoting reforms. The PRC economy showed steady improvement with its annual GDP growth rate at 7.7%, which represented a further slowdown in economic growth as compared with the previous year. The petroleum and petrochemical markets remained sluggish, which was mainly attributable to a variety of factors such as increased downward pressure on the economy, a weak recovery in downstream demand and significant issues with overcapacity.

Mr. John Cash

Securities and Exchange Commission

July 30, 2014

Page Two

In 2013, facing complex market conditions, we focused on our target of building up a refining and petrochemical enterprise which is “a leader in China and first-class in the world”, and improved our quality and efficiency. Adopting a market-orientated approach, we took full advantage of our refinery revamping and expansion project (completed as part of the Phase 6 Project) by improving various aspects of our production, operation and development so as to enhance the level of safety and environmental-friendliness of our plants, and maintain the stability of and further optimize our production and operations. Our major production facilities recorded stable and high volumes of throughput. Significant results were achieved through refined management and we made substantial improvements to our production and operational efficiency.

In 2013, our turnover amounted to RMB115,490.3 million, increasing by 24.17% compared with 2012. The increase was primarily due to the substantial increase in sales volume of our petroleum products. With the completion and launching of our refinery revamping and expansion project, our crude oil processing capacity increased significantly and the production volume of petroleum products increased with a total volume of products amounting to 15,604,300 tons in 2013, representing an increase of 31.75% over the previous year. Our production/sale ratio was 100.07%, and the trade receivables recovery rate was 100%. Our total amount of import and export was U.S.$11,256 million, increasing by 24.84% compared with 2012.

Year ended December 31, 2013 compared with year ended December 31, 2012

Net sales

Against the backdrop of the slackened economic growth at home and abroad in 2013, the overall operation of the petrochemical industry tended to decline. The excessively expanded production capacity of bulk petrochemical products and the declined rate of growth in the demand in domestic and international markets led to more intense market competition and a substantial fall in the market prices of petrochemical products. Domestic oil consumption continued to grow while the supply of refined oil products could easily satisfy the consumption demand. In 2013, our net sales amounted to RMB105,503.2 million, representing an increase of 20.97% from RMB87,217.3 million in 2012. The increase in our net sales was primarily due to an increase in the sales volume of our petroleum products as our crude oil processing capacity and the production volume of petroleum products increased significantly as a result of the completion and launching of our refinery revamping and expansion project. For the year ended December 31, 2013, the weighted average prices (excluding tax) of our synthetic fibers, intermediate petrochemical products and petroleum products decreased by 1.83%, 11.08%, and 0.15%, respectively, over the previous year, while the weighted average price (excluding tax) of resins and plastics increased by 1.92%.

Mr. John Cash

Securities and Exchange Commission

July 30, 2014

Page Three

(i) Synthetic fibers

In 2013, the net sales of synthetic fibres amounted to RMB3,220.5 million, representing a decrease of 2.80% compared to RMB3,313.3 million in the previous year. The decrease was primarily due to an overall decrease in the average sales price of our synthetic fibres which was mainly attributable to the slackened market demand for synthetic fibres and the severe competition in the synthetic fibres market. The weighted average sales price of synthetic fibres decreased by 1.83% as compared to the previous year. In particular, the weighted average sales prices of acrylic fiber and polyester fiber, the principal products of synthetic fibres, decreased by 1.15% and 7.15% over the previous year, respectively. The significant decline in the weighted average price of polyester fiber was primarily due to the overcapacity of polyster fiber production in China, resulting in substantial downward pricing pressure on polyester fiber. The sales of acrylic fiber and polyester fiber accounted for 76.17% and 17.23% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fiber products accounted for 3.1% of total net sales in 2013, representing a decrease of 0.7 percentage points as compared to the previous year.

(ii) Resins and plastics

The net sales of resins and plastics amounted to RMB14,268.4 million in 2013, representing a decrease of 2.98% as compared to RMB14,706.3 million in 2012, with the sales volume decreasing by 4.81% as compared to the previous year while the weighted average sales prices of resins and plastics increased by 1.92% in 2013. Sales volume of resins and plastics decreased as we reduced the production of polyester chips due to the relatively poor margin of the products. The increase in weighted average sales prices was primarily attributable to a rise in plastics products as the market supply of the products was tightened. Among resins and plastics products, the weighted average sales price of polyethylene for 2013 increased by 4.71%; the weighted average sales price of polypropylene for 2013 increased by 0.38%; the weighted average sales price of polyester pellet for 2013 decreased by 4.75%. The sales of polyethylene, polypropylene and polyester pellet accounted for 41.67%, 32.14% and 22.00% of the total sales of resins and plastics, respectively.

The net sales of resins and plastics accounted for 13.5% of total net sales in 2013, representing a decrease of 3.4 percentage points as compared to the previous year.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemical products amounted to RMB18,430.8 million in 2013, representing an increase of 2.43% as compared to RMB17,993.5 million in 2012, with the sales volume increasing by 15.20% as compared to the previous year while the weighted average sales price of intermediate petrochemical products decreased by 11.08% in 2013. The increase in sales volume of intermediate petrochemical products was primarily due to the substantial increase in the production volume of aromatic hydrocarbon products, as we completed and launched our refinery revamping and expansion project. The decrease of the weighted average sales prices of intermediate petrochemicals was mainly attributable to the sluggish domestic chemical market, and the relatively large decrease of the average price of the Company’s key intermediate petrochemicals.

Mr. John Cash

Securities and Exchange Commission

July 30, 2014

Page Four

Among the intermediate petrochemical products, weighted average sales prices of paraxylene, butadiene and ethylene oxide decreased by 3.35%, 45.55% and 8.64%, respectively, while the weighted average sales price of benzene and glycol increased by 7.72% and 0.29%. The decrease in weighted average price of paraxylene, butadiene and ethylene oxide was primarily due to the slackened market demand. In particular, the market demand for butadiene declined significantly as many downstream rubber manufacturers reduced or ceased their productions due to market conditions. Weighted average price of benzene increased in 2013 as compared with 2012, primarily because of the increase in the production by the downstream manufacturers, resulting a tightened supply of and high demand for benzene. The sales of paraxylene, butadiene, glycol, ethylene oxide and benzene accounted for 35.47%, 6.05%, 8.81%, 9.54% and 18.09% of the total sales of intermediate petrochemical products, respectively.

The net sales of intermediate petrochemical accounted for 17.5% of total net sales in 2013, representing a decrease of 3.1 percentage points as compared to the previous year.

(iv) Petroleum products

The net sales of petroleum products amounted to RMB57,419.8 million in 2013, representing an increase of 49.92% as compared to RMB38,301.4 million in the previous year, with the sales volume increasing by 50.14% as compared to the previous year while the weighted average sales price decreased by 0.15% in 2013. Sales volume of our petroleum products increased as our crude oil processing capacity and the production volume of petroleum products increased significantly as a result of the completion and launching of our refinery revamping and expansion project.

The net sales of petroleum products accounted for 54.4% of total net sales in 2013, representing an increase of 10.5 percentage points as compared to the previous year.

(v) Trading of petrochemical products

The net sales of the trading of petroleum products amounted to RMB 11,157.6 million in 2013, representing a decrease of 7.18% as compared to RMB12,020.7 million in the previous year. Such decrease in the net sales was mainly attributable to a slight decrease in the trading volume of petrochemical products as compared to the previous year.

The net sales of trading of petrochemical products accounted for 10.6% of total net sales in 2013, representing a decrease of 3.2 percentage points as compared to the previous year.

(vi) Others

The net sales of others amounted to RMB1,006.1 million in 2013, representing an increase of 14.06% as compared to RMB882.1 million in the previous year. Such increase in the net sales was mainly attributable to an increase of revenues of our business of crude oil processed on a sub-contract basis and the lease of assets.

Mr. John Cash

Securities and Exchange Commission

July 30, 2014

Page Five

The net sales of others accounted for 0.9% of the Company’s total net sales in 2013, representing a decrease of 0.1% as compared to the previous year.

Operating expenses

Our operating expenses are comprised of cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Our operating expenses was RMB103,310.9 million in 2013, representing an increase of 16.09% as compared with RMB88,989.7 million in 2012. Our operating expenses of synthetic fibres, intermediate petrochemicals and petroleum products were RMB3,823.4 million, RMB17,366.8 million and RMB55,242.6 million, representing an increase of 2.82%, 1.20% and 40.59% as compared to the previous year, respectively, primarily due to the increase in the sales volume and the launch of the Phase 6 Project.

Our operating expenses of resins and plastics, others, and the trading of petrochemical products in 2013 amounted to RMB15,034.7 million, RMB11,052.1 million and RMB791.3 million, representing a decrease of 6.02%, 7.70% and 6.23% respectively, as compared to the previous year. This is primarily due to a slight decrease in the sales volume of the relevant products as compared to the previous year.

•	Cost of sales

Our cost of sales amounted to RMB103,225.9 million in 2013, increasing by 16.48% from RMB88,617.8 million in 2012. The increase was primarily due to the substantial increase in the volume of crude oil we processed as we completed and lunched our refinery revamping and expansion project. Cost of sales accounted for 97.84% of the net sales for 2013.

•	Selling and administrative expenses

Our selling and administrative expenses amounted to RMB691 million in 2013, representing an increase of 6.32% as compared to RMB649.9 million in the previous year, mainly due to an increase in the uploading and unloading and transportation fees we incurred in connection with our selling activities and administrative operations.

•	Other operating income

Our other operating income amounted to RMB673.4 million in 2013, representing an increase of 101.74% compared to RMB333.8 million in the previous year, mainly due to a net income of RMB465 million from the asset transfer involving the Chenshan oil depot and our subsidiary China Jinshan Associated Trading Corporation’s foreign exchange gains of RMB67.3 million recognized on its foreign currency- denominated debts and other liabilities as RMB generally appreciated in 2013.

Mr. John Cash

Securities and Exchange Commission

July 30, 2014

Page Six

•	Other operating expenses

Our other operating expenses were RMB67.4 million in 2013, basically at par with RMB55.8 million in 2012.

Profit/loss from operations

Our profit from operations amounted to RMB2,192.3 million in 2013, representing an increase in profit of RMB3,964.7 million as compared to the loss from operations of RMB1,772.4 million in the previous year. Below are the major reasons for the profit.

•	As a result of the completion and commencement of operation of the refinery revamping and expansion project as part of the Phase 6 Project, we improved our ability to process sour crude oil and our production capacity for refined oil. Through this project, we have optimized our product structure creating potential for raw material optimization, significantly improved the quality of the raw materials of ethylene and aromatics, and achieved a substantial reduction in production costs. In 2013, the processing cost of crude oil amounted to RMB4,819.11 per ton, representing a year-on-year decrease of 7.76% as compared to RMB5,224.38 per ton for the previous year.

•	We improved the structure of our refined oil, leading to a substantial increase in profits for our petroleum products. The ratio of diesel sales to gasoline sales was reduced to 1.67:1 in 2013 from 3.69:1 in the previous year, resulting in increased income due to the substantial growth in gasoline sales. As a result of the optimization of our product structure, less petroleum coke and more bitumen were produced, which was demonstrated by a year-on-year decrease of 1.83 in terms of the ratio of petroleum coke to bitumen. Consequently, our profit increased as the price of bitumen is significantly higher than petroleum coke.

Net financing income/costs

Our net financing income were RMB121.7 million in 2013, while there was a net financing cost of RMB283.3 million in 2012. The change was mainly due to an increase of RMB405 million in net foreign exchange income during the reporting period as compared to the previous year, resulting from the exchange rate depreciation of the U.S.$ against Renminbi.

Share of profit of associates and jointly controlled entities

In 2013, the Company’s share of profit of associates and jointly controlled entities amounted to RMB130.7 million (2012: share of profit of RMB32.8 million), representing an increase of 298.48%, which was attributable to a significant increase in our share of profit in Secco (2013: share of profit of RMB40.0 million; 2012: share of loss of RMB75.3 million).

Earnings/loss before income tax

Our profit before income tax were RMB2,444.7 million in 2013, representing a significant increase of RMB4,461.2 million compared to the loss of RMB2,016.5 million in the previous year.

Mr. John Cash

Securities and Exchange Commission

July 30, 2014

Page Seven

Income tax

Our income tax expense was RMB379.2 million in 2013, while the Company’s income tax benefit was RMB511.4 million in the previous year. The change was due to the fact that the Company earned a profit in 2013 and realized part of the deferred income tax assets recognized by the Company in 2008.

In accordance with the PRC Enterprise Income Tax Law (as amended) which took effect from 1 January 2008, the income tax rate of the Company in 2013 was 25% (2012: 25%).

Net income/loss

Our net profit was RMB2,065.5 million in 2013, representing an increase of RMB3,570.6 million from the net loss of RMB1,505.1 million in the previous year.

Year ended December 31, 2012 compared with year ended December 31, 2011

Net sales

Against the backdrop of the slackened economic growth at home and abroad in 2012, the overall operation of the petrochemical industry tended to decline. The excessively expanded production capacity of bulk petrochemical products and the declined rate of growth in the demand in domestic and international markets led to a more intense market competition and a substantial fall in the market prices of petrochemical products. Domestic oil consumption continued to grow while the supply of refined oil products could easily satisfy the consumption demand. In 2012, our net sales amounted to RMB87,217.3 million, representing a decrease of 2.56% from RMB89,509.7 million in 2011, primarily as a result of the sluggish market conditions described above.

For the year ended December 31, 2012, the weighted average prices (excluding tax) of our synthetic fibers, resins and plastics, and intermediate petrochemical products decreased by 20.92%, 9.98%, and 3.81%, respectively, over the previous year, while the weighted average price (excluding tax) of petroleum products increased by 3.24%.

(i) Synthetic fibers

In 2012, the net sales of synthetic fibres amounted to RMB3,313.3 million, representing a decrease of 20.17% compared to RMB4,150.2 million in the previous year. The decrease was mainly due to an overall decrease in sales prices of synthetic fibers which was mainly attributable to the significant fluctuation of crude oil price in the international market and the slackened market demand for petrochemical products. The weighted average sales price of synthetic fibres decreased by 20.92% as compared to the previous year. In particular, the weighted average sales prices of acrylic fiber and polyester fiber, the principal products of synthetic fibres, decreased by 23.54% and 16.66% over the previous year, respectively. The sales of acrylic fiber and polyester fiber accounted for 74.66% and 19.01% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fiber products accounted for 3.80% of total net sales in 2012, representing a decrease of 0.80 percentage points as compared to the previous year.

Mr. John Cash

Securities and Exchange Commission

July 30, 2014

Page Eight

(ii) Resins and plastics

The net sales of resins and plastics amounted to RMB14,706.3 million in 2012, representing a decrease of 10.43% as compared to RMB16,418.6 million in 2011, which is mainly driven by a 9.98% decrease of the weighted average sales prices of resins and plastics in 2012. The decrease in the weighted average sales of resins and plastics was primarily due to the significant fluctuation of crude oil price in the international market and the slackened market demand for petrochemical products. Among resins and plastics products, the weighted average sales price of polyethylene for 2012 decreased by 6.68%; the weighted average sales price of polypropylene for 2012 decreased by 8.15%; the weighted average sales price of polyester pellet for 2012 decreased by 16.35%. The sales of polyethylene, polypropylene and polyester pellet accounted for 38.01%, 29.29% and 28.57% of the total sales of resins and plastics, respectively.

The net sales of resins and plastics accounted for 16.86% of total net sales in 2012, representing a decrease of 1.44 percentage points as compared to the previous year.

(iii) Intermediate petrochemicals

The net sales of intermediate petrochemical products amounted to RMB17,993.5 million in 2012, representing a decrease of 5.41% as compared to RMB19,023.2 million in 2011, with the weighted average sales price of intermediate petrochemical products decreased by 3.81% as compared to the previous year while the sales volume decreased by 1.67%. Among the intermediate petrochemical products, weighted average sales prices of paraxylene, butadiene and ethylene glycol decreased by 5.25%, 12.22% and 13.90%, respectively, primarily due to the decreased market demand as the overall economic growth slowed down while the weighted average sales price of benzene increased by 10.32% primarily due to the increase of market demand as the downstream production capacity increased. The sales of paraxylene, butadiene, ethylene glycol and benzene accounted for 32.19%, 11.83%, 10.46% and 16.16% of the total sales of intermediate petrochemical products, respectively.

The net sales of intermediate petrochemical accounted for 20.63% of total net sales in 2012, representing a decrease of 0.67 percentage points as compared to the previous year.

(iv) Petroleum products

The net sales of petroleum products amounted to RMB38,301.4 million in 2012, representing an increase of 2.55% as compared to RMB37,350.2 million in the previous year, with the weighted average sales price increased by 3.24%, while the sales volume decreased by 0.68%.

The net sales of petroleum products accounted for 43.92% of total net sales in 2012, representing an increase of 2.22 percentage points as compared to the previous year.

(v) Trading of petrochemical products

The net sales of the trading of petroleum products amounted to RMB12,020.7 million in 2012, representing an increase of 3.48% as compared to RMB11,617.0 million in the previous year. Such increase in the net sales was mainly attributable to a slight increase in the trading volume of petrochemical products as compared to the previous year.

Mr. John Cash

Securities and Exchange Commission

July 30, 2014

Page Nine

The net sales of trading of petrochemical products accounted for 13.78% of total net sales in 2012, representing an increase of 0.78 percentage points as compared to the previous year.

(vi) Others

The net sales of others amounted to RMB882.1 million in 2012, representing a decrease of 7.20% as compared to RMB950.5 million in the previous year. Such decrease in the net sales was mainly attributable to a decrease in our business of crude oil processed on a sub-contract basis.

The net sales of others accounted for 1.01% of the Company’s total net sales in 2012, basically at par with the previous year.

Operating expenses

Our operating expenses was RMB88,989.7 million in 2012, representing a slight increase as compared with RMB88,449.9 million in 2011. Our operating expenses of petroleum products in 2012 were RMB39,294.4 million, representing an increase of 3.94% as compared to the previous year, primarily due to an increase of 3.56% in the average unit cost of crude oil processed. Our operating expenses of the trading of petrochemical products in 2012 were RMB11,974.3 million, representing an increase of 3.21% as compared to the previous year, primarily due to a slight increase in the trading volume of petrochemical products as compared to the previous year. Our operating expenses of synthetic fibres, resins and plastics, intermediate petrochemicals and others in 2012 amounted to RMB3,718.6 million, RMB15,997.7 million, RMB17,160.8 million, and RMB843.9 million, representing a decrease of 3.39%, 2.49%, 3.99%, and 7.69% as compared to the previous year, respectively, which is primarily due to decreases in both the sales volume and prices of certain petrochemical raw materials.

•	Cost of sales

Our cost of sales amounted to RMB88,617.8 million in 2012, basically as par with RMB87,881.2 million in 2011. Cost of sales accounted for 101.61% of the net sales for 2012.

•	Selling and administrative expenses

Our selling and administrative expenses amounted to RMB649.9 million in 2012, representing a decrease of 3.83% as compared to RMB675.8 million in the previous year, mainly due to a decrease in sales agency fees in routine (continuing) connected transactions in line with the decrease in the sales volume.

Mr. John Cash

Securities and Exchange Commission

July 30, 2014

Page Ten

•	Other operating income

Our other operating income amounted to RMB333.8 million in 2012, representing an increase of 103.16% compared to RMB164.3 million in the previous year, mainly due to an increase of RMB144.1 million of government grants recognized in profit or loss after fulfilling the conditions in 2012 as compared to the previous year.

•	Other operating expenses

Our other operating expenses were RMB55.8 million in 2012, basically at par with RMB57.2 million in 2011.

Profit/loss from operations

Our loss from operations amounted to RMB1,772.4 million in 2012, representing a decrease in profit of RMB2,832.2 million as compared to the profit from operations of RMB1,059.8 million in the previous year. Below are the major reasons for the loss.

In 2012, the domestic prices of refined oil products were not brought into line with the prices of crude oil on the international markets in a timely manner due to various policy concerns, e.g., the government’s desire to control the high inflation rate in China, which resulted in the decline of RMB539.7 million of the operating profit of our refining business over the previous year.

The operation of our petrochemical business suffered a loss of RMB864.0 million, representing a decrease in profit of RMB2,325.9 million compared to the previous year. The loss in our petrochemical business was attributable to the slackened growth of domestic demand, the excessive expansion of production capacity, the sluggish market, the further intensified market competition and the substantial fall in the prices of petrochemical products.

Net financing costs/income

Our net financing costs were RMB283.3 million in 2012, while there was a net financing income of RMB83.5 million in 2011. The change was mainly due to a decrease of RMB213.4 million in net foreign exchange income as compared to the previous year because the exchange rate of the U.S. $ to Renminbi was relatively stable during the reporting period. Furthermore, a substantial amount of new borrowings was made by us, resulting in an increase of RMB140.6 million in interest expenses.

Share of profit of associates and jointly controlled entities

In 2012, the Company’s share of profit of associates and jointly controlled entities amounted to RMB32.8 million (2011: share of profit of RMB152.7 million), representing a decrease of 78.52%, among which, the share of loss of Secco amounted to RMB75.3 million (2011: share of profit of RMB9.8 million).

Earnings/loss before income tax

Our loss before income tax were RMB2,016.5 million in 2012, representing a decrease of RMB3,313.2 million as compared to RMB1,296.7 million in the previous year.

Mr. John Cash

Securities and Exchange Commission

July 30, 2014

Page Eleven

Income tax

Our income tax credit was RMB511.4 million in 2012, while the Company’s income tax expense was RMB310.2 million in the previous year. The change was primarily attributable to the deferred assets recognized in respect of the unused tax loss generated by the Company in 2012.

In accordance with the PRC Enterprise Income Tax Law (as amended) which took effect from 1 January 2008, the income tax rate of the Company in 2012 was 25% (2011: 25%).

Net income/loss

Our net loss was RMB1,505.1 million in 2012, representing a decrease of RMB2,491.6 million from the net income of RMB986.5 million in the previous year.”

Item 6. Directors, Senior Management and Employees, page 50

B. Compensation, page 55

2. We note that your compensation disclosure on page F-40 to the financial statements provides itemized disclosure of salaries, retirement scheme contributions, and discretionary bonuses paid to each director and supervisor. In accordance with Item 6.B.1 of Form 20-F, in future filings please ensure that disclosure of the compensation of directors and supervisors is made on an individual basis, considering that you have publicly disclosed this information. To the extent that the retirement scheme contributions are made pursuant to a plan, in future filings please provide a brief description of the plan and the basis upon which your executives participate in the plan.

We acknowledge the Staff’s comment. We propose to revise our disclosure in the 2013 20-F as follows (except for the additional information disclosed in the two tables, other substantive changes are underlined).

“B. Compensation.

The aggregate amount of cash compensation we paid to our directors, supervisors and executive officers during the year ended December 31, 2013 was approximately RMB7.198 million. In addition, directors and supervisors who are also officers or employees receive certain other benefits-in-kind, such as subsidized or free health care services, housing and transportation, which large Chinese enterprises customarily provide to their employees. No benefits are payable to members of the board or the Supervisory Committee or the executive officers upon termination of their relationship with us.

Mr. John Cash

Securities and Exchange Commission

July 30, 2014

Page Twelve

The following tables set forth the compensation on an individual basis for our directors, supervisors and executive officers who received compensation from us in 2013.

Name	Position with the Company	Salaries and other benefits	Retirement scheme contributions(1)	Discretionary bonus	Total Remuneration in
		RMB’000 (RMB’000) (before tax)	RMB’000 (RMB’000) (before tax)	RMB’000 (RMB’000) (before tax)	2013 (RMB’000) (before tax)
Wang Zhiqing	Chairman of the Board of Directors and President	193	16	464	673
Wu Haijun	Vice Chairman of the Board of Directors	—	—	—	—
Gao Jinping	Director and Vice President	187	16	415	618
Li Honggen	Director and Vice President	169	16	405	590
Zhang Jianping	Director and Vice President	169	16	397	582
Ye Guohua	Director and Chief Financial Officer	169	16	399	584
Lei Dianwu	External Director	—	—	—	—
Xiang Hanyin	External Director	—	—	—	—
Shen Liqiang	Independent Director	—	—	—	—
Jin Mingda	Independent Director and Director of the Remuneration and Appraisal Committee	150	—	—	150
Cai Tingji	Independent Director and Director of the Audit Committee	150	—	—	150
Zhang Yimin	Independent Director	38	—	—	37.5
Zhang Jianbo	Chairman of Supervisory Committee	32	2	37	71
Zuo Qiang	Supervisor	110	13	234	357
Li Xiaoxia	Supervisor	114	14	257	385
Zhai Yalin	External Supervisor	—	—	—	—
Wang Liqun	External Supervisor	—	—	—	—
Chen Xinyuan	Independent Supervisor	—	—	—	—
Zhou Yunnong	Independent Supervisor	—	—	—	—
Shi Wei	Former Vice President	199	16	508	723
Rong Guangdao	Former Chairman of the Board of Directors	64	5	348	417
Wang Yongshou	Former Independent Director and Director of the Remuneration and Appraisal Committee	75	—	—	75

Mr. John Cash

Securities and Exchange Commission

July 30, 2014

Page Thirteen

(1)	Retirement scheme contributions refer to the relevant payments we made in relation to the defined contribution government pension scheme in compliance with Shanghai regulations as well as the enterprise annuity plan set up by the Company. All of our employees are required to participate in the defined contribution government pension scheme whereas our employees who have been with the Company for one year or more may opt to participate in the enterprise annuity plan. See Item 6. Directors, Senior Management and Employees - D Employees for more information on the defined contribution government pension scheme and the Company’s annuity plan.

Name	Position with the Company	Remuneration in 2013
		(RMB’000) (before tax)
Zhang Zhiliang	Former Vice President	627
Jin Qiang	Vice President	435
Guo Xiaojun	Vice President	246
Zhang Jingming	Company Secretary and General Legal Counsel	477

Item 17. Financial Statements, page 91

General

3. You disclose on page 62 that you entered into the Property Right Transaction Agreement with Sinopec Sales Company Limited pursuant to which you agreed to dispose of certain assets and the corresponding liabilities to Sales Company at a consideration of RMB594,147,499. We note that Sales Company has paid the total consideration in a single payment on December 11, 2013. Please clarify the nature of the transaction and help us understand how you are accounting for it. In addition, please tell us how this transaction has been reflected in your financial statements for the year ended December 31, 2013.

We respectfully submit that as we are controlled by Sinopec Corp., the transaction with Sinopec Sales Company Limited, a wholly owned subsidiary of Sinopec Corp. is deemed as a related party transaction.

Mr. John Cash

Securities and Exchange Commission

July 30, 2014

Page Fourteen

In addition to what was disclosed on page 62, it was further disclosed on page F-45:

“Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Company entered into an agreement with China Petrochemical Sales Co., Ltd. (“the Sales Company”) which included a sell of part of the Company’s assets located in Chen Shan depot. The carrying value of the asset transferred was RMB112,260 thousands, mainly including buildings, machinery and equipment with carrying value of approximately RMB91,534 thousands (cost: RMB 407,941 thousands, accumulated depreciation: 316,407 thousands), three land use of rights with carrying value of approximately RMB20,726 thousands (cost: RMB35,974 thousands, accumulated amortization: RMB15,248 thousands). The transaction price and net gain after tax of above transaction was RMB594,147 thousands and RMB464,941 thousands, respectively (Note 26 (c)).”

Chen Shan depot was used as an intermediate warehouse for crude oil storage. Some of the assets at Chen Shan depot as mentioned on page F-45 were sold by the company to the Sales Company during 2013. The assets transferred included buildings, machinery and equipment and land use of rights. After the transaction, the majority of assets at Chen Shan depot was transferred to the Sales Company with only a small portion of assets left such as computer and office equipment. There were very limited liabilities associated with these assets transferred. The corresponding liability was approximately only RMB490 thousands which represent the purchased services related to operation of Chen Shan depot. This deal is an asset transaction instead of disposing a business, and the net gain was recognised as “Other operating income” on page F-37. As the Sales Company is a subsidiary of China Petrochemical Corporation, this transaction was also disclosed in related party transactions on page F-66.

Furthermore, we note that the amount of the profit before tax to be booked on the transaction as disclosed on page 62 of the 2013 20-F was the estimated figure previously disclosed in our report on the Form 6-K furnished to the SEC on December 6, 2013, we propose to update our disclosure in the 2013 20-F to reflect the audited amount as follows (substantive changes are underlined).

“Other related party transactions

We entered into the Property Right Transaction Agreement with Sinopec Sales Company Limited (“Sales Company”), a wholly owned subsidiary of Sinopec Corp. on December 5, 2013 in Shanghai, pursuant to which we agreed to dispose of certain assets located in Chenshan Oil Depot Area and the corresponding liabilities to Sales Company at a consideration of RMB594,147,498.73 (U.S.$ 98,146,174.86). The Sales Company has paid the total consideration in a single payment to us on December 11, 2013. As of December 31, 2012, the net book value of the object of this transaction was RMB152,616,900 (U.S.$25,210,515.88). As previously disclosed in our report on the Form 6-K furnished to the SEC on December 6, 2013, we estimated that, upon the completion of this transaction, we would book a profit before tax at approximately RMB440,230,000 (U.S.$72,720,815.37). The final amount of profit before tax we booked on the transaction was RMB464,941,000 (U.S.$76,802,781.77). See note 26(c) to our consolidated financial statements for the year ended December 31, 2013 included in Item 17. Financial Statements. We expect all proceeds from this transaction will be used for general working capital purposes of the Company. The board of directors of the Company (excluding directors connected to this transaction) approved this transaction on December 5, 2013 at the eighteenth meeting of the seventh session of the board of directors. The relevant assets were transferred by way of an asset package, which resulted in a reduction in tax expenditures.”

Mr. John Cash

Securities and Exchange Commission

July 30, 2014

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As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any question with respect to the foregoing responses, please do not hesitate to contact Tang Weizhong, Secretary to the Company’s Board of Directors at (8621) 5237-7880 or Feihong Gregory, Wang ((852) 2585-0856) and Sherry Yin ((8610) 5909-3566) of the Company’s outside legal counsel, Morrison & Foerster.

Best regards,

/s/ Ye Guohua

Ye Guohua

cc:	Sherry, Yin / Feihong Gregory, Wang — Morrison & Foerster
Toby, Xu — PricewaterhouseCoopers Zhong Tian LLP